ADIRA ENERGY ANNOUNCES FILING OF ITS FINANCIAL STATEMENTS, MD&A AND RESERVES DATA

TORONTO, January 28 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL; OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has filed its audited financial statements for the year ended September 30, 2010, the accompanying management's discussion and analysis and its Statement of Reserves Data and Other Oil and Gas Information (National Instrument 51-101 Forms 51-101F1 and 51-101F3) with the relevant provincial securities regulators.

These filings are available for review at www.sedar.com

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively onshore in the Hula Valley of Northern Israel and, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company has an agreement to farm in to 70% the Notera license adjacent to the Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada	Israel
Alan Friedman	Ilan Diamond
Executive Vice President, Corporate Development	Chief Executive Officer
contact@adiraenergy.com	idiamond@adiraenergy.com
+1 416 250 1955	+ 972 50 991 8555

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455